July 24, 2014

BY ELECTRONIC SUBMISSION

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:    BlackBerry Limited
Form 40-F for the Fiscal Year Ended March 1, 2014
Filed March 28, 2014
SEC Staff Comment Letter dated July 17, 2014
File No. 000-29898

Dear Mr. Spirgel:

This letter is in response to the comment letter, dated July 17, 2014 (the “Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Mr. James Yersh, Chief Financial Officer of BlackBerry Limited (the “Company”). The Company’s response to the Letter set forth below confirms that the Company will comply with the Staff’s comment in the Letter, and provides an explanation of how it intends to comply.

COMMENT:

Exhibit 1.2
Financial Statements
Consolidated Statements of Operations

1.
We note your response to comment 1. If material, please separately present inventory write-downs and supply commitment charges on the face of your consolidated statements of operations. This presentation provides more transparency to investors than your proposed presentation.

Response:

In response to the Staff’s comment, the Company intends to present current and comparative period inventory write-down and supply commitment charges, if material, separately on the face of its Consolidated Statements of Operations prospectively, beginning with the second quarter of fiscal 2015.

An example interim presentation of the Cost of Sales section of the Company’s Consolidated Statements of Operations is included below:

Consolidated Statements of Operations

Cost of sales
Cost of sales	$xx million
Inventory write-down	$xx million
Supply commitment charges	$xx million

* * *

In connection with this response letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff. Please contact me at (519) 888-7465 with any questions concerning this letter.

Yours truly,

BLACKBERRY LIMITED

/s/ James Yersh

James Yersh, CPA, CA
Chief Financial Officer
cc:    Dean Suehiro, U.S. Securities and Exchange Commission
Robert Littlepage, U.S. Securities and Exchange Commission
Joseph Kempf, U.S. Securities and Exchange Commission
Steven Zipperstein, Esq., Chief Legal Officer and General Counsel
Phil Kurtz, Esq., Deputy General Counsel and Assistant Corporate Secretary
Members of the Audit & Risk Management Committee of the Company’s Board of Directors:
Barbara Stymiest, Claudia Kotchka and Timothy Dattels
David Chaikof, Esq., Torys LLP
David W. Pollak, Esq., Morgan, Lewis & Bockius LLP
Lisa Portnoy, Ernst & Young LLP
Martin Lundie, Ernst & Young LLP

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